Exhibit 11

ALFA CORPORATION

STATEMENT OF COMPUTATION OF PER SHARE EARNINGS

The following computations set forth the calculation of basic and diluted net income per common share and common share equivalents for the three month periods ended March 31, 2003 and 2002:

	Three Months Ended March 31,
	2003	2002
Net income	$18,729,628	$18,468,147

Weighted average number of common shares outstanding	79,330,609	78,440,944

Net income per common share—Basic	$0.24	$0.24

	Three Months Ended March 31,
	2003	2002
Net income	$18,729,628	$18,468,147

Weighted average number of common shares outstanding	79,330,609	78,440,944
Common share equivalents resulting from:
Dilutive stock options	572,659	801,116

Adjusted weighted average number of common and common equivalent shares outstanding	79,903,268	79,242,060

Net income per common share—Diluted	$0.23	$0.23